SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ______________________

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No.   )*

                           Cache, Inc.
                       (Name of Issuer)

             Common Stock, par value $.01 per share
                (Title of Class of Securities)

                           127150-30-8
                        (CUSIP Number)

 Andrew M. Saul, c/o Cache, Inc., 1460 Broadway, New York, N.Y.
                              10036
                    Telephone (212) 840-4242
        (Name, address and telephone number of person authorized to receive notices and communications)

                        February 26, 1996
       (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

          Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       PAGE 1 OF 8 PAGES

CUSIP No.  127150-30-8
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:     Jane Berkey
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a)  [ ]

                                                                     (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  AF, PF, OO

_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  N/A                   [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: 463,046

SHARES
               ______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER: 0

OWNED BY
               ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: 463,046

REPORTING
               ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 0
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 463,046

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                        [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 5.09%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  IN

_____________________________________________________________________________
            ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                       PAGE 2 OF 8 PAGES

     Item 1.   Security and Issuer.

          This statement relates to the Common Stock, par value $
 .01 per share (the "Common Stock"), issued by Cache, Inc.
("Cache"), a Florida corporation, whose principal executive offices are located at 1460 Broadway, New York, N.Y. 10036.


     Item 2.   Identity and Background.

          (a) This statement is filed by Jane Berkey, with respect to shares of Common Stock beneficially owned by her.

          (b)  Jane Berkey's business address is c/o Jane
Rotrosen Agency, 318 East 51st Street, New York, N.Y. 10022.

          (c) Jane Berkey's present principal employment is as sole proprietor of the Jane Rotrosen Agency. The address of the Jane Rotrosen Agency is 318 East 51st Street, New York, N.Y. 10022. The principal business of the Jane Rotrosen Agency is the literary agency business.

          (d) Jane Berkey has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Jane Berkey has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was or is to subject her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Jane Berkey is a citizen of the United States.


     Item 3.   Source and Amount of Funds.

          Of the 463,046 shares of Common Stock beneficially owned by Jane Berkey, the source and amount of funds for the acquisition of such shares are as follows:

          (i) 200,415 shares were acquired through the purchase of such shares using personal funds;

          (ii) 184,332 shares were acquired in exchange for the delivery of a promissory note having a principal amount of $1 million and bearing interest at an annual rate of five percent (5%) to Joseph E.
               Saul, who is Jane Berkey's father and a
               director of Cache (See Item 5 for disclaimer of group membership). The promissory note is attached as Exhibit 1 to this Schedule 13D.

          (iii)44,299 shares were acquired as a gift from Jane Berkey's parents, Joseph Saul and Norma
               Saul.

          (iv) 30,000 shares were acquired on February 26, 1996 for $106,177.50. The funds for the purchase were obtained through an unsecured loan from Joseph Saul.

          (v) 4,000 shares were acquired on March 7, 1996 for $13,202.50. The funds for the purchase were obtained through an unsecured loan from Joseph Saul.

     Item 4.   Purpose of Transaction.

          The shares of Common Stock beneficially owned by Jane Berkey have been acquired by Jane Berkey in the ordinary course for investment purposes. Jane Berkey may make further purchases of the Common Stock from time to time and may dispose of any or all shares of Common Stock held by her at any time. Jane Berkey may, at any time and from time to time, review or reconsider her position with respect to Cache, and formulate plans or proposals with respect to any such matters, but has no present intention of doing so.


     Item 5.   Interest in Securities of the Issuer.

          (a) Jane Berkey owns beneficially a total of 463,046 shares of the Common Stock (5.09% of the total shares deemed outstanding, based on figures reported by Cache as outstanding at November 8, 1995). Jane Berkey owns all the shares individually and has the sole power to vote and to dispose all of such shares

          (b) Jane Berkey is the sister of Andrew M. Saul, Chairman of the Board and Director of Cache, and the daughter of Joseph Saul, a Director of Cache. Jane Berkey, however, retains sole voting power and power to dispose her shares and thus disclaims participation in a "group" with Andrew Saul and Joseph Saul for purposes of this Schedule 13D.

          (c) The trading dates, number of shares purchased or sold and price per share for all transactions by Jane Berkey with respect to the Common Stock during the past 60 days are set forth in Schedule A.

The shares of Common Stock from each of these transactions are included in the total beneficial ownership figure reported in Items 7, 9 and 11 on the cover page to this Schedule 13D.



     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer.

          (a) Jane Berkey is the sister of Andrew M. Saul, Chairman of the Board and Director of Cache, and the daughter of Joseph Saul, a Director of Cache. Jane Berkey, however, retains sole voting power and power to dispose her shares and thus disclaims participation in a "group" with Andrew Saul and Joseph Saul for purposes of this Schedule 13D.



     Item 7.   Material to be Filed as Exhibits.

          The following documents are exhibits filed herewith:

          1.  Promissory note delivered by Jane Berkey to Joseph
              E. Saul having a principal amount of $1 million.

                            SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 1996

                              /s/ Jane Berkey
                              Jane Berkey

                          EXHIBIT INDEX


                    Description of               Location of
Exhibit Number      Document                     Exhibit



     1              Promissory note               Page 8 of 8
                    delivered by Jane Berkey
                    to Joseph E. Saul having
                    a principal amount of
                    $1 million.

                           SCHEDULE A

                           JANE BERKEY



   Trade Date          No. of Shares Purchased       Price Per Share



     02-26-96            30,000                         $ 3.54
     03-07-96             4,000                         $ 3.30

                                              Exhibit 1


April 28, 1994


Joseph E. Saul
630 Fifth Avenue
New York, N.Y. 10011

Dear Dad:


Thank you so much for your kind offer of a loan so that I can make an additional investment in Cache.

I thought it best that I write down the terms of our understanding.

For good and valuable consideration, the 184,332 shares of Cache common stock which you are selling to me, I agree to pay you upon your demand the sum of One Million Dollars
($1,000,000). Interest on any and all unpaid principal amounts shall accrue at a rate of Five Percent (5%) per year, payable annually. I shall have the right, at any time, to repay all or any part of the principal, with no penalty.

Thank you, again, Daddy, for all your help and understanding.

With lots of love,



/s/ Jane Berkey

JB:cy